                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ULTREXX CORPORATION
                 (Name of Small Business issuer in its charter)

                 UTAH                                   87-0405662
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
   incorporation or organization)


     6100 SOUTH CENTER BLVD. #230
           SEATTLE, WA 98188                               98188
(Address of Principal Executive Office)                 (Zip Code)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (206) 242-6480

               -------------------------------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      NONE


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:



                                                       NAME OF EACH EXCHANGE
  TITLE OF EACH CLASS                                  ON WHICH REGISTERED:
  -------------------                                  ---------------------
     COMMON SHARES                                            NONE
     $.001 PAR VALUE



                                         TABLE OF CONTENTS


                                               PART I
Item 1:           Description of Business                                                        1

Item 2:           Description of Property                                                        7

Item 3:           Directors, Executive Officers and Significant Employees                        7

Item 4:           Remuneration of Directors and Officers                                         8

Item 5:           Security Ownership of Management and Certain Securityholders                   9

Item 6:           Interest of Management and Others in Certain Transactions                     10


                                              PART II

Item 1:           Market Price of and Dividends on the Registrant's Common Equity               11
                  and Other Shareholder Matters

Item 2:           Legal Proceedings                                                             11

Item 3:           Changes in and Disagreements with Accountants                                 12

Item 4:           Recent Sales of Unregistered Securities                                       12

Item 5:           Indemnification of Directors and Officers                                     12


                                             PART F/S

Financial Statements:                                                                           13


                                             PART III

Item 1:           Index to Exhibits                                                             13

Item 2:           Description of Exhibits                                                       13


                                             EXHIBITS

                  A.     FINANCIAL STATEMENTS

                  3.     CORPORATE GOVERNANCE

                 10.     MATERIAL CONTRACTS


                                     PART I

All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation, the statements under "Description of Business," are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Ultrexx Corporation to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, the Company being a development stage Company, receiving an audit opinion with a "going concern" paragraph, having limited financial resources, dealing in an industry with rapidly developing technology and intense competition, and other risk factors detailed herein. The forward-looking statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.

The Company is filing this 10-SB in transitional disclosure format and following Alternative 2 in furnishing the information required by Items 6-12 of Model B of Form 1-A.

ITEM 1: DESCRIPTION OF BUSINESS

NARRATIVE DESCRIPTION OF BUSINESS

Ultrexx Corporation, (the "Company"), a publicly traded corporation, and its wholly-owned subsidiary Crux Inc., ("Crux") develop Java-language based software technology and applications that allow the creation of intelligent, knowledge-based solutions for the internet, intranets, wireless devices, and other networks.

Effective June 30, 1995, Ultrexx Corporation, a Minnesota corporation, merged with EconoDraft Corporation, a Utah Corporation. EconoDraft was the surviving entity. Through this transaction, Ultrexx also acquired a subsidiary, HealthGuard International Marketing Corporation ("HIMC"). On August 16, 1995, EconoDraft changed its name to Ultrexx Corporation. During 1995 the Company had no material operations.

On November 1, 1996, the Company acquired all of the outstanding common stock of Crux, a Washington Corporation (formerly NetExpert Inc.) in a reverse acquisition. NetExpert Inc. was incorporated in Washington in 1996 to develop computer software knowledge engineering tools and applications.

The Company has also signed a letter of intent with Ultrexx Solutions Pvt. Ltd., an Indian legal entity ("Ultrexx India"), to acquire Ultrexx India as a subsidiary.

PRINCIPAL PRODUCTS AND STATUS

The Company's software development expertise is a key asset which the Company is attempting to leverage by developing and bringing applications that use the software to market.

The Company's original products were a series of development tools for the creation of intelligent, interactive applications in Java and HTML. The range of products includes; 1) CruXpert 2.0-TM-, available in Pro, Standard, and Lite versions, and 2) Visual CruXpert 2.0-TM-. These products are sold through the Company's web site and also through various software distributors such as Netsales, Beyond.com, and Ingram Micro. Although they do not provide substantial revenues for the Company, they establish and reinforce the Company's credibility in the Java development area while requiring minimal attention from management.

In 1998, under a development contract with six port facilities in the Seattle, Washington area, the Company developed the Northwest Marina Management Software Suite. This is software for the management of marinas, ship and boat movements, and related functions. The software has gone through extensive testing and changes and is currently undergoing final testing and port staff training. A key element of the development contract, granted in exchange for a reduced development fee, allows the Company the intellectual property ownership and exclusive global marketing rights for the software. Once the software is accepted, which the Company anticipates will occur during the third quarter of 2000, the Company will have the opportunity to bring the software to the broader market and plans to do so by establishing a series of distribution agreements with companies that sell products into marinas and ports. The Company is also exploring other derivatives of the software, such as a consumer accessible version.

In March 2000, the Company launched its first software application into the online advertising market. This product known as Knowledge Banner-TM-, is a Java-based, thin-client, banner technology for web pages that allows a complete transaction to take place inside the banner without leaving the host site. Online advertising was determined by the Company to be a key market growth area and the Company entered into a strategic alliance with an online advertising firm, Eyescream Interactive ("Eyescream"). The alliance provides for Eyescream to develop the graphic appearance for the banners and to sell them to Eyescream clients while the Company develops the backend, server, and database elements of the banner using its software. Through the alliance with Eyescream, sales costs to the Company are minimal and the primary time demands are on the Company's programming staff to develop the related backend features for each banner. The companies jointly represent Knowledge Banner technology to prospective advertising clients, agencies, and web site publishers.

Eyescream is one of the top interactive agencies in the world. Mark Grimes, founder and president of Eyescream, has 15 years of experience in marketing and telecommunications. A pioneer in online advertising, marketing, and sales, Mr. Grimes and Eyescream have served since 1996 as expert consultants or strategic partners to an impressive range of Web-savvy media destinations and online advertisers. Mr. Grimes was appointed to the Ultrexx Board of Advisors in January 2000.

The Company's primary marketing tool for Knowledge Banner is a web site, WWW.KNOWLEDGEBANNER.COM, which is currently operating. The Company has also discussed Knowledge Banner alliances with other companies active in the online advertising field. The Company also offers programming and development services, some of which it outsources to approved contractors. While this activity may contribute to revenues and profits, it is not considered a primary goal of the Company and is undertaken only when there will be minimum impact on Company operations.

RESEARCH AND DEVELOPMENT

The Company intends to continue to improve its Intelligent
Bridge-TM- technology, which is being overseen by Mr. Muralidhara Keshavamurthy at Ultrexx India. Intelligent Bridge is a server-side software that provides an intelligent, real-time bridge between front-end interactive clients (web-pages/banners/devices) and back-end enterprise management software such as databases, enterprise systems, and supply-chain systems.

Elements of Intelligent Bridge technology are already being used in serving Knowledge Banner application, but the Company believes that they may also have business-to-business applications which could be licensed to third parties because they are compatible with most commonly used database and data-warehousing systems.

The Knowledge Banner and Intelligent Bridge technology is also compatible with many of the wireless devices currently being developed and marketed and the Company is pursuing use of its technologies for wireless applications marketed by third parties.

To date, substantially all of the Company's research and development has been performed in-house and through approved contractors. The Company does not devote significant funds to research and development other than the time of Mr. Muralidhara and Ultrexx India's staff. The Company expects that most of its products will continue to be developed internally or jointly with selected strategic partners; although, it may, on occasion, acquire ownership of, or rights to market, existing programs. During 1998 and 1999, the Company spent approximately $200,000, cumulatively, on research and development.

EMPLOYEES

As of July 1, 2000, the Company and its subsidiary, Crux, had four employees, including two employees on a full-time basis and two part-time employees. Other programming and administrative staff are retained on a hourly or per-job basis. The Company also utilizes the services of various individuals on a consulting basis. None of the Company's employees are covered by a collective bargaining agreement, the Company has never experienced a work stoppage, and the Company considers its labor relations to be excellent.

CHARACTERISTICS OF THE INTERNET INDUSTRY

The growth of the Internet has permanently changed business dynamics. In the wired world, companies want interaction with customers, colleagues, and employees that is as easy-to-use and as efficient as possible. Companies and individuals continually seek the most productive means of obtaining or providing information. The Internet may become the most efficient vehicle yet designed for organizations to sell products, disseminate information, and provide services.

The Company believes that intelligent, interactive access to well-structured, constantly evolving knowledge systems will allow companies to increase their efficiency. The Company's core technologies are designed to run behind the scenes to access and bridge information sources.

Although businesses have focused on wired access to the Internet since its inception, there is currently a transition to wireless web access. The Company technology designed for Internet use is easily adaptable to wireless formats.

The Company exists in a fast-moving, dynamic field that has many competitors. The Company believes that its technology is contemporary and is attempting to bring it to market in a timely manner.

RISK FACTORS

Potential factors which could materially affect the Company's profitability, viability, and future prospects include, but are not necessarily limited to, the following:

         GENERAL BUSINESS ASSUMPTIONS

The Company has formulated its business plans and strategies based on certain assumptions regarding the size and growth of the Internet and other network and technology markets, the market for programming services and products, and the Company's anticipated share of the market and perceived competitive advantages, as well as the estimated price and acceptance of its products. The Company's assumptions are based upon speaking with present and potential technology partners and potential customers, and these assumptions represent the Company's best estimates. The Company could be wrong as to the market size and growth, its potential market share, its product pricing, its product acceptance, or a variety of other assumptions. Ultimately, the Company's success depends on its ability to effectively execute its business plan and many outside factors, some or all of which the Company may be able to accurately predict and some or all of which it may not be able to predict. The Internet and network industries and related technologies change rapidly, making the Company's ability to change quickly and adjust product and marketing strategies at any time very important to the Company's survival, particularly in the long term. Some of the outside factors which may affect the Company's business include changes in the communications and data transmission industries, technological advances or product obsolescence, increased levels of competition including the entry of additional competitors, changes in general worldwide economic conditions, increases in operating costs including supplies, personnel and equipment, and foreign regulation changes.

         LIMITED OPERATING HISTORY - NEW BUSINESS

The Company should be considered as being in the start-up and development stage. The Company's success will depend largely on the skills and abilities of its officers, management, and directors. While many of the Company's officers and principals have experience in the industries it has entered and plans to enter, the Company cannot provide assurance that this experience will result in a successful and profitable operation. The Company's operations are subject to all the risks inherent in the establishment of any new enterprise. The likelihood of the Company's success should be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business.

         DEPENDENCE ON KEY PERSONNEL

The Company's formation and business development has resulted from the efforts of certain management and technical employees. The loss of services for any reason of any of these key contributors could adversely affect the progress of its business. The Company has key man insurance coverage on Ram Menon, but currently does not maintain life insurance on other key personnel. The Company's growth is dependent upon the ability to continue to attract and retain additional qualified employees. There is no assurance that the Company will continue to attract and retain personnel with the requisite capabilities. The Company is requesting that many of its employees work for less than they could receive elsewhere to help preserve cash, while providing stock options, as non-cash incentive to join and remain on its team.

         MANAGEMENT OF GROWTH

The Company believes that its business may grow rapidly over the next several years. This anticipated growth will likely place a significant strain on its management and operations. To manage this growth effectively, it will need to continue to implement and to improve its operational systems and attract, hire, and retain skilled employees. The Company will also need to effectively use its financial resources for operational needs in a cost-effective and efficient manner. Should the Company be unable to effectively manage growth, its operations and financial condition could suffer.

         TECHNOLOGICAL CHANGE AND OBSOLESCENCE

The Internet, network, programming, and other technology markets in which the Company intends to operate may be subject to technological changes. The Company cannot provide assurance that its technology and processes will remain at the forefront of technology even with significant additional capital investment and continued research and development. The rapidly changing nature of these technologies and their markets makes it difficult to predict if the Company will be able to obtain or maintain an adequate market share.

The Company may have to change and improve its products and/or services in response to customer requirements, changes to operating systems, application and networking software, computer and communications hardware, and the emergence of competitive services or technology. There can be no assurance that the Company will be able to complete product enhancements in a timely manner or that it will be able to bring new services to market in a timely manner. Delays and difficulties, for technological or other reasons, in the development of the Company's products and services could have a material adverse effect on its business, operating results, and financial condition.

In addition, competitors may announce enhancements to existing products or services or new products or services embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives than the Company's products and services. The introduction of such enhancements or new products and services could render the Company's products or services obsolete and not marketable. The Company cannot provide assurance that the announcement or introduction of new products or services by a competitor or any change in industry standards will not cause customers to defer or cancel the use of the Company's products or services. Furthermore, introduction of products or services with reliability or quality problems could result in reduced orders and additional development and service costs. Conversely, the failure to introduce a new product, service, or product enhancement on a timely basis could delay or hinder market acceptance. Any of these events could have a material adverse effect on the Company's overall business, operating results, and financial condition.

         MARKETING

The Company's success will depend on adequate marketing and support resources, both of which are very difficult to accurately predict, among other financial factors. There can be no assurance that the Company's marketing efforts will result in sales and profits, or that the Company's products can be offered at profitable levels.

         COMPETITION

Company competitors include Enliven, Thinking Media, ePod, and others presently unknown to the Company. These companies have developed rich media banner ads in the form of animation, audio, and video streaming in their banners. While providing TV commercial-like features on the banner, these applications do require a higher speed of Internet connectivity than is generally prevalent to be truly appreciated. Future competitors, as well as the Company's existing competitors, may have substantially greater financial and operating resources than the Company has. The Company cannot provide assurance that it will be able to effectively compete with present or future competitors.

Online ad spending is expected to increase from $5.25 billion in 1999 to $45.5 billion by 2005, according to a study released in March 2000 from The Myers Group. Findings estimate that the U.S. will account for $4.32 billion, or 82 percent of global online ad spending this year, with that figure rising to $32.5 billion by 2005. The study also predicts that U.S. advertisers will spend more to market their products and services on the Internet than they will on television.

         RELIANCE ON SUBCONTRACTORS, SUBSIDIARIES, AND IMPACT OF FOREIGN CONDITIONS

It is possible that unexpected changes in domestic or foreign laws or in the Company's relationship with subsidiaries and subcontractors may cause it to suffer delays or other problems that could impact its profitability, viability, and ability to compete. Such factors might also impact the Company's ability to meet its client or creditor obligations.

         INDUSTRY RISKS

The industries in which the Company operates entail commercial risks that could adversely affect its ultimate profitability, including, competition for clients, miscalculation of operating costs, the failure of other parties to fulfill their contractual obligations and other contingencies. The industries may be affected by deflation or inflation, employment and wage level changes (including labor shortages), changes in local markets or economic conditions, changes in client tastes and changes in governmental regulations (including health codes and wage and price controls).

         INTELLECTUAL PROPERTY RIGHTS; DEPENDENCE UPON PROPRIETARY RIGHTS; RISK OF INFRINGEMENT

The Company relies upon a combination of confidentiality, nondisclosure, and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company has applied for patent protection on certain products and trademark protection on certain names and is working with counsel to determine other ways to protect it's intellectual property assets. The Company generally enters into confidentiality agreements with its employees, consultants, clients, potential clients, and vendors and limits access to and distribution of its proprietary information. The Company provides no assurance that its precautions to protect proprietary information will be adequate to deter misappropriation of the Company's proprietary information or that it will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. Although the Company believes that its services and products do not infringe on the intellectual property rights of others, the Company cannot provide assurance that such a claim will not be asserted against it in the future, or that if asserted, any such claim will be successfully defended.

         INTERNATIONAL RISKS

The Company presently relies upon Ultrexx India to perform substantially all of its programming functions. These operations and the Company and its subsidiary's profitability may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws, intellectual property, and other laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and labor laws.

The Company's foreign operations in India could subject it to foreign currency fluctuations and changes in government regulations governing the convertibility and use of such currency. Changing economic conditions and changes in currency controls and regulations may materially affect the Company's financial position and results. The Company does not engage in currency hedging activities.

BUSINESS STRATEGY

The Company received small revenue amounts in 1997, 1998, and 1999. Its ability to operate and develop products was hampered by lack of funds that necessitated a continual quest for funding. The Company primarily completed development of the marina management software application by utilizing our India operations. This was possible because it was able to defer payments to development engineers until additional investment capital could be raised. The Company is now financially able to continue operations in India and expects to complete the marina installation in of the third quarter of 2000 after which we can begin marketing it outside of the Seattle region.

The Company was formed for the purpose of engaging in the design, development, production, and marketing of intelligent decision-support tools and applications for the Internet and other networks, for both industrial and consumer applications. Since inception, the Company has been primarily in a development stage: developing, testing, test marketing, and improving its software.

The Company plans to bring the technology to market and grow by leveraging its proprietary technologies into applications. With the Company providing the underlying technology, it will seek established strategic partners to bring each technology to market. In the first such relationship, the Company will market its intelligent application technology as a new solution in the Internet advertising field in partnership with Eyescream.

The Company is currently developing technology to enable "intelligent" decision-support and diagnostic web-served applications that can be accessed through wireless hand-held devices. The

Company's applications are being adapted to the specific requirements of delivery systems and formats that are needed to access this market. The Company is in discussions with potential strategic partners that can harness and market the technology.

The Marina Management software described earlier is not a core focus area for the Company, but rather an application to which the Company has ownership and marketing rights. The Company plans to license the distribution rights to a Company specializing in marinas, ports, or boating and to receive royalties in perpetuity. It is also possible that the Company could profitably sell its marina software business outright. The Company will be considering this option.

ITEM 2. DESCRIPTION OF PROPERTY

The Company leases approximately 400 square feet of office space in Seattle, Washington, on a month-to-month basis, at a rate of $1,000 per month. The Company leases approximately 4000 square feet of office space in Bangalore, India, at a rate of $1,000 per month.

From November 1999 through May 2000, the Company also maintained an office in San Diego, California, in conjunction with its relationship with Venture Catalyst ("VCAT"). VCAT is a business "incubator" that invested in the Company and which leases approximately 300 feet of office space to the Company along with providing management support. Commencing March 2000, VCAT received 5,000 shares of the Company's stock per month for the office space and services provided. The relationship was ended in May 2000.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages, and positions of the Company's Directors and executive officers as of August 1, 2000 are listed below:



NAME                         AGE      POSITION WITH THE COMPANY               FIRST ELECTED
David LeCompte               45       CEO, Chairman, Secretary                    1999
Ram Menon                    49       President                                   1996
Muralidhara Keshavamurthy    37       Director                                    1996
Manohar Prabhu               45       Director, VP of International Operations    1996


J. DAVID LECOMPTE, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD, SECRETARY

Mr. LeCompte became the Company's Chief Executive Officer and Chairman during 2000. Mr. LeCompte was the founder and President of Efinds, a company intending to link direct response television with an e-commerce web site from January to October 1999. Efinds was a division of Respond2, a direct response marketing agency, where LeCompte served as Vice President Interactive. As President of Efinds, he was responsible for planning, financial modeling and budgeting; hiring programmers, designers and support staff; developing creative elements and content, contracting with service providers such as database and fulfillment companies, and working with attorneys on trademarks and other legal matters. From 1996 to 1998, LeCompte worked with Williams Worldwide Television as Vice President Of International Business Development overseeing wholesale distributor relationships in approximately 60 countries, supervising the home shopping division, working with product developers to introduce new products, and coordinating marketing and trade show initiatives. Prior to working with Williams Television, LeCompte was a partner and marketing consultant to La Forza Group, based in the UK, and to Healthrider International, a joint venture between La Forza Group and Healthrider, Inc., based in the USA. He also concurrently operates FL7.com, a business-to-business web site that sells liquidation goods into international markets.

RAM MENON, PRESIDENT AND DIRECTOR

Mr. Menon has served as the President and a Director for Ultrexx since 1996 and is responsible for fund raising and developing key partnerships for promoting the growth of the Company. Prior to forming Ultrexx, from 1994 to 1996 he served as President of Intertech International, where he was responsible for creating joint venture partnerships in Asia and the U.S. in the area of energy efficient devices and sustainable infrastructure development fields. Ram Menon is an electronics engineer with over 20 years of experience in the high technology industry. He has held senior technical positions in General Electric, E.M.I , the Dutch conglomerate Philips and has worked in Europe, the United States, and Asia.

MURALIDHARA KESHAVAMURTHY, DIRECTOR, TECHNOLOGY DEVELOPMENT

Mr. Keshavamurthy has served as a Director of the Company and has been at the center of technology development since 1996. Mr. Keshavamurthy has a background in Electronics and Communication engineering, with over 15 years experience in hands-on software development, with an emphasis on the areas of artificial intelligence and expert systems. He is the developer of the first version of CruXpert 1.2 (CKRL compiler) and the CruXpert range of products developed to date besides being the chief architect of Ultrexx Intelligent Bridge technology. He has worked in various capacities on software development projects at Indian Institute of Science-Bangalore, Hewlett Packard (India) Software Operation,Bangalore and National Semiconductor, Santa Clara, California.

MANOHAR PRABHU, DIRECTOR AND VP OF INTERNATIONAL OPERATIONS

Mr. Prabhu has served as a Director of the Company since 1996 and as the interim CEO from December 1998 to December 1999. As of January 2000, he continues to be on the Board but does not serve as an officer of the Company. Mr. Prabhu has a background in mechanical engineering and is an entrepreneur with over 20 years of hands-on experience in management, finance, manufacturing, international trade, collaboration, and technology-transfer. In 1981 Mr. Prabhu founded Scarab (India) Pvt. Ltd., Bangalore, India, and has served as its director since its founding. Scarab is active in the areas of design, manufacture, marketing, and installation of solar energy devices and systems, computer aided design, passive solar architecture, and construction and specialized project consultancy.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS

Compensation paid during 1999 to the highest paid Executive Officer of the Company is as follows:

         SUMMARY COMPENSATION TABLE



                                                     ANNUAL COMPENSATION
         --------------------------------------------------------------------------------------------------------
                                                                                                   OTHER ANNUAL
                                                                    SALARY          BONUS          COMPENSATION
         NAME AND PRINCIPAL POSITION                    YEAR          ($)            ($)                (#)
         ----------------------------------           --------    -----------     ---------      ----------------
         Ram Menon, President                           1999        $60,000           0                  0
                                                        1998           0              0                  0
                                                        1997           0              0                  0


No other officers or directors earned more than Mr. Menon during the past three years.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

BENEFICIAL OWNERSHIP

The following table sets forth, as of July 1, 2000, the number and percentage of outstanding shares of Company Common Stock owned by (i) each person known to the Company to beneficially own more than 10% of its outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all officers and directors as a group.



NAME AND ADDRESS OF                        NUMBER OF SHARES
BENEFICIAL OWNER (1)                     BENEFICIALLY OWNED(2)                 PERCENT OF TOTAL(3)
--------------------                     ---------------------                 -------------------
Muralidhara Keshavamurthy                       2,932,576                             14.8%
Ram Menon                                       1,239,141                              6.2%
Manohar Prabhu                                  1,839,142                              9.3%
David Le Compte                                 1,500,000      (4)                     7.9%
Mark Grimes                                     2,000,000      (5)                     9.8%
Ramanathan R. Krishnan                          1,599,141                              8.0%

All officers and Directors                      7,270,359      (6)                    35.2%
as a group


-----------------
(1) Unless otherwise noted, the Company believes that all Shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all Shares owned by them. Unless otherwise indicated, the address of each Stockholder is 6100 South Center Blvd., #230, Seattle, WA 98188.
(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date hereof have been exercised.
(3) Assumes 19,881,514 Shares outstanding plus, for each individual, any securities that specific person has the right to acquire upon exercise of presently exercisable stock options and conversion of debenture shares. Options, warrants, or conversion rights held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.
(4) Includes 325,500 options to purchase shares from the Company, and 1,174,500 options to purchase shares from Messrs. Keshavamurthy, (523,500 shares), Menon (325,500 shares), and Prabhu (325,500 shares). All options are exercisable at $.18 per share and are exercisable anytime before December 31, 2002. The options fully vest on May 1, 2000 and may be extended beyond their expiration date at the election of the Board.
(5) Includes 434,000 options to purchase shares from the Company, and 1,566,000 options to purchase shares from Messrs. Keshavamurthy, (698,000 shares), Menon (434,000 shares), and Prabhu (434,000 shares). All options are exercisable at $.18 per share and are exercisable anytime before December 31, 2002. The options fully vest on May 1, 2000 and may be extended beyond their expiration date at the election of the Board.
(6) Includes the 325,500 options exercisable by Mr. LeCompte and the 434,000 options exercisable by Mr. Grimes before December 31, 2002. The options fully vest on May 1, 2000 and may be extended beyond their expiration date at the election of the Board.

OPTION GRANTS IN LAST FISCAL YEAR



         NAME AND PRINCIPAL POSITION             NUMBER OF        PERCENT OF
                                                SECURITIES          OPTIONS
                                                UNDERLYING        GRANTED TO       EXERCISE OR       EXPIRATION
                                                  OPTIONS        EMPLOYEES IN      BASE PRICE           DATE
                                                GRANTED (1)       FISCAL YEAR          ($)
         ------------------------------------------------------------------------------------------------------
         David LeCompte                          1,500,000            43%             $.18            12/31/02
         Mark Grimes                             2,000,000            57%             $.18            12/31/02


-----------------
A. See description of options set forth in footnotes 5 and 6 of the Beneficial Ownership Chart above.


ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

The company maintains an exclusive contractual relationship with Ultrexx India, which is an Indian company having its principal place of business at 270,1st Main Road, Defence Colony, Indiranagar, Bangalore -560038, India. Muralidhara Keshavamurthy is a Director of Ultrexx India and a founder, director and the single largest shareholder in the Company. Manohar Prabhu is also a Director of Ultrexx India and a founder, director and shareholder of the Company. Ultrexx India was founded for the express purpose of becoming a subsidiary of Ultrexx Corporation. Ultrexx has provided Ultrexx India with operating capital as consideration for exclusive programming and software development services. The Company has signed a letter of intent with Ultrexx India to acquire it as a subsidiary.

On January 1, 2000, the Company entered into a consulting agreement with the Chief Executive Officer ("CEO") of the Company. As payment for consulting services, the agreement calls for the issuance of options to purchase 1,500,000 shares of the Company's common stock. (See Beneficial Ownership.)

On January 1, 2000, the Company entered into a consulting agreement with a member of the Advisory Board of the Company. As payment for consulting services, the agreement calls for the issuance of options to purchase 2,000,000 shares of the Company's common stock. (See Beneficial Ownership.)

Subsequent to December 31, 1999, the Company was in default on a note payable from a related party, which is secured by 500,000 shares of common stock owned by the Company's CEO. As payment for the outstanding balance of the note payable, the CEO transferred ownership of 250,000 of the shares being held as security to the lender. The remaining 250,000 shares were returned to the CEO. The CEO resigned from his position on January 24, 2000.

The Company entered into agreements with Crux Knowledgeware, Inc. and Ultrexx Solutions Pvt. Ltd., affiliated companies located in India, to conduct research and development on its products. For the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 and 1999, research and development expense paid to these affiliated companies amounted to $96,000, $81,000, $36,400 (unaudited), and $58,500 (unaudited), respectively. Accounts payable to these affiliated companies totaled $76,000 and $25,000 (unaudited) as of December 31, 1999 and June 30, 2000, respectively.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK MARKET INFORMATION

The following table sets forth, for the period from January 1998 through December 2000, the high and low bid quotations each quarter for the Common Stock as reported by the OTC Bulletin Board through May 2000, and in the "pink sheets" thereafter. The Company's stock began trading on the OTCBB in June 1993 and traded under the stock symbol "ULTX" until April 7, 2000. The Company lost its listing on the OTCBB because of its failure to file audited financial statements with the Securities and Exchange Commission to be recognized as a fully reporting company. The prices represent quotations between dealers, without adjustment for retail markup, mark down or commission, and do not necessarily represent actual transactions.

COMMON  STOCK PRICE



         2000                       HIGH             LOW
         ----                       ----             ---
         1st Quarter                2 1/8            1/4
         2nd Quarter                1 7/32           1/4

         1999                       HIGH             LOW
         ----                       ----             ---
         1st Quarter                1 1/16           1/2
         2nd Quarter                2 1/4            3/8
         3rd Quarter                9/16             1/4
         4th Quarter                7/8              1/8

         1998                       HIGH             LOW
         ----                       ----             ---
         1st Quarter                1 3/16           11/16
         2nd Quarter                1 7/8            5/8
         3rd Quarter                1 7/8            5/8
         4th Quarter                1                3/8


The Company has not paid any cash dividends on its common stock since its incorporation and anticipates that, for the foreseeable future, earnings, if any, will continue to be retained for use in its business. As of July 1, 2000, the approximate number of record holders of the Company's common stock was 316.


ITEM 2. LEGAL PROCEEDINGS

The Company is currently involved in litigation with Ramanathan Krishnan ("Krishnan"), a former officer and director of the Company who remains a beneficial owner of more than 5% of the Company's outstanding common stock. The action involves Fidelity Transer Company ("Fidelity"), the Company's stock transfer agent, as the plaintiff, and the Company and Krishnan as defendants ("Fidelity Action"). Krishnan has also filed a Cross-Claim against Fidelity, the Company, and Ram Menon ("Menon"), the Company's President. The Fidelity Action is pending in the Third Judicial District Court in and for Salt Lake County, State of Utah and was commenced on November 10, 1999.

The Fidelity Action involves a claim for declaratory relief concerning an attempted transfer of shares by Krishnan. The Company requested a temporary hold be placed on Krishnan's transfer request because of contractual and regulatory concerns regarding such transfers. Fidelity requested the court's assistance in determining its rights and obligations concerning the requested transfer. Krishnan subsequently counter-sued the Company and Menon for requesting the temporary hold on the shares and demanding immediate transfer and an unspecified amount of general and punitive damages for the delay in the transfer. The Company and Menon intend to vigorously defend Krishnan's counter-claim.

The Company is currently involved in a related case in Washington State. The action is pending in Washington State Superior Court, King County, and was instigated on November 4, 1999. The case was brought by an Ultrexx stockholder, Steven Frankowitz, as the plaintiff and presumes to be brought in the name of Ultrexx as a derivative action ("Washington Action"). The complaint names the following defendants: Krishnan; NetCompliance, Inc.; and NetCompliance Products and Services, Inc. Mr. Frankowitz also named Ultrexx, not only as a Plaintiff, but also as a Defendant in this matter. The Company has not answered the complaint and has received an open extension to answer from Mr. Frankowitz.

Mr. Frankowitz, alleges against the above named defendants, except Ultrexx, the following causes of action: (1) Breach of Fiduciary Duty against Krishnan, due to allegations of self-dealing; (2) Breach of Contract against Krishnan, concerning an oral employment agreement; (3) Breach of Implied Covenant of Good Faith and Fair Dealing against Krishnan, concerning his involvement in setting up a competing business (among other claims); (4) Conversion against Krishnan and NetCompliance, for improperly taking assets belonging to Plaintiffs; (5) Waste and Theft of Corporate Opportunities against Krishnan;
(6) Tortious Interference against Krishnan and NetCompliance, in that the defendants diverted corporate opportunity to themselves; (7) Fraud against Krishnan and NetCompliance; (8) Prima Facie Tort against Krishnan and NetCompliance; and (9) Violation of the Uniform Trade Secrets Act.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has experienced no recent change in or disagreement with its accountant. The Company's present Auditor, Singer, Lewak, Greenbaum & Goldstein LLP, has been the Company's auditor since March 28, 1998. Management of the Company intends to keep Singer, Lewak, Greenbaum & Goldstein LLP as its auditor for the foreseeable future.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company is authorized to issue up to 50,000,000 shares of Common Stock, of which 19,881,514 shares of Common Stock are issued and outstanding.

In December 1999, Venture Catalyst purchased a total of 714,286 shares of the Company's restricted common stock for $100,000, or $0.14 per share. The Company issued the shares under the exemption from registration provided by
Section 4(2). The shares were sold to a single accredited investor.

In January 2000, the company concluded a private share placement or restricted common stock with Berry-Shino Securities totaling 2 million shares at a price of $.25 per share. After cash commissions to Berry-Shino Securities, the Company realized approximately $450,000 from the sale, to be used for general operating purposes. Additionally, the Company paid 200,000 shares to Berry-Shino Securities as commission valued at $50,000.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company may indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws permit such indemnification.

At present, Ram Menon is entitled to indemnification by the Company for the acts alleged in the Cross-Claim made by Krishnan in the Fidelity Action pursuant to the vote of the Board of Directors. Other than the Fidelity Action, the Company is not aware of any pending litigation or proceeding involving any director, officer, employee, or agent of the Company where indemnification will be required or permitted.


                                    PART F/S


FINANCIAL STATEMENTS

The financial statements listed in the accompanying Index to Financial Statements are attached hereto and filed as a part of this Report.

The selected financial data of the Company for 1998 and 1999 were derived from the financial statements of the Company which have been audited by Singer, Lewak, Greenbaum & Goldstein. Singer, Lewak, Greenbaum & Goldstein issued an unqualified opinion with a going concern paragraph regarding the financials.

The selected unaudited financial statements for the quarter and six months ended June 30, 2000 were prepared by management in accordance with generally accepted accounting standards.


                                    PART III


ITEM 1. INDEX TO EXHIBITS

The following documents are filed as part of this report on Form 10-SB:

         A. Consolidated Financial Statements for the years ended December 31, 1999 and 1998, for the six months ended June 30, 2000 and 1999 (unaudited), and for the period from July 1, 1996 (inception) to June 30, 2000 (unaudited)

         3.  Corporate Goverance

        10.  Material Contracts

ITEM 2. DESCRIPTION OF EXHIBITS



EXHIBIT                                                                               SEQUENTIALLY
NUMBER                                                                                NUMBERED
                                                                                      PAGE
A.       Consolidated Financial Statements for the years ended December 31,
         1999 and 1998, for the six months ended June 30, 2000 and 1999
         (unaudited), and for the period from July 1, 1996 (inception) to
         June 30, 2000 (unaudited)

         -Consolidated Balance Sheet
         -Consolidated Statements of Operations
         -Consolidated Statements of Shareholders' Equity (Deficit)
         -Consolidated Statements of Cash Flows
         -Notes to Consolidated Financial Statements

3.       Corporate Goverance

         3.1(a)   Articles of Incorporation of RNA Development Corporation
         3.1(b)   Articles of Amendment of Name Change to Ultrexx Corporation
         3.2      Bylaws of Ultrexx Corporation

10.      Material Contracts

         10.1     Letter of Intent with Ultrexx India
         10.2     Option Agreement LeCompte and Grimes
         10.3     Private Placement Agreement



                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on September 21, 2000.




         By:      /s/ Ram Menon
                  ----------------------------
                  Ram Menon, President



         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



         SIGNATURE                       TITLE                             DATE

/s/ Ram Menon
-----------------------------            President, Director               September 21, 2000
Ram Menon


/s/ David Le Compte
-----------------------------            CEO, Chairman of the Board         September 21, 2000
David Le Compte


/s/ Muralidhara Keshavamurthy
-----------------------------            Director                           September 21, 2000
Muralidhara Keshavamurthy


                                  EXHIBIT INDEX


         The following exhibits are being filed with this Report on Form 10-SB:



EXHIBIT                                                                             SEQUENTIALLY
NUMBER                                                                              NUMBERED
                                                                                    PAGE
A.       Consolidated Financial Statements for the years ended December 31,
         1999 and 1998, for the six months ended June 30, 2000 and 1999
         (unaudited), and for the period from July 1, 1996 (inception) to
         June 30, 2000 (unaudited)

3.       Corporate Goverance

         3.1(a)   Articles of Incorporation of RNA Development Corporation
         3.1(b)   Articles of Amendment of Name Change to Ultrexx Corporation
         3.2      Bylaws of Ultrexx Corporation

10.      Material Contracts

         10.1     Letter of Intent with Ultrexx India
         10.2     Option Agreement LeCompte and Grimes
         10.3     Private Placement Agreement



                               ULTREXX CORPORATION
                                 AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
          FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED),
                AND FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION)
                          TO JUNE 30, 2000 (UNAUDITED)

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                                        CONTENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


                                                                         Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         1

FINANCIAL STATEMENTS

       Consolidated Balance Sheets                                       2 - 3

       Consolidated Statements of Operations                               4

       Consolidated Statements of Shareholders' Equity (Deficit)         5 - 6

       Consolidated Statements of Cash Flows                             7 - 9

       Notes to Consolidated Financial Statements                       10 - 20


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Shareholders
Ultrexx Corporation

We have audited the accompanying consolidated balance sheet of Ultrexx Corporation (a development stage company) and subsidiary as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 1999, and the period from July 1, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrexx Corporation and subsidiary as of December 31, 1999, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 1999, and the period from July 1, 1996 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $2,750,212 during the period from July 1, 1996 (inception) to December 31, 1999, and it had negative cash flows from operations of $1,482,750. These factors, among others, as discussed in Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
May 26, 2000

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                     CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)

                                     ASSETS

                                                                 June 30,       December 31,
                                                                   2000            1999
                                                                 --------       ------------
                                                                (unaudited)
CURRENT ASSETS
     Cash and cash equivalents                                   $ 47,843         $ 14,983
     Accounts receivable                                            3,810            3,810
                                                                 --------         --------
         Total current assets                                      51,653           18,793

FURNITURE AND EQUIPMENT, net of accumulated depreciation
     and amortization of $77,066 (unaudited) and $71,067           25,410           27,522
CAPITALIZED SOFTWARE, net of accumulated amortization of
     $307,500 (unaudited) and $262,500                            142,500          187,500
DEPOSITS AND OTHER ASSETS                                           7,747            7,747
                                                                 --------         --------
                  TOTAL ASSETS                                   $227,310         $241,562
                                                                 ========         ========


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                     CONSOLIDATED BALANCE SHEETS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                                        June 30,          December 31,
                                                                          2000                1999
                                                                        --------          ------------
                                                                      (unaudited)
CURRENT LIABILITIES
     Line of credit                                                   $        --          $    40,948
     Accounts payable                                                     121,534              228,338
     Accrued payroll and payroll taxes                                    164,308              202,238
     Notes payable to shareholders and related parties                     34,350               35,634
                                                                      -----------          -----------
         Total current liabilities                                        320,192              507,158
                                                                      -----------          -----------
COMMITMENTS

SHAREHOLDERS' DEFICIT
     Common stock, $0.001 par value
         50,000,000 shares authorized
         19,881,514 (unaudited) and 17,391,514 shares
         issued and outstanding                                            19,882               17,392
     Common stock committed, $0.001 par value
         826,907 (unaudited) and 936,786 shares committed,
         but not yet issued                                               130,000              168,500
     Additional paid-in capital                                         2,858,796            2,299,092
     Treasury stock, at cost, 367,996 shares                                 (368)                (368)
     Deficit accumulated during the development stage                  (3,101,192)          (2,750,212)
                                                                      -----------          -----------
              Total shareholders' deficit                                 (92,882)            (265,596)
                                                                      -----------          -----------
                  TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT         $   227,310          $   241,562
                                                                      ===========          ===========


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                     For the
                                                                                                   Period from
                             For the Six Months Ended               For the Year Ended             July 1, 1996
                                     June 30,                          December 31,               (Inception) to
                            ---------------------------       -----------------------------          June 30,
                               2000             1999             1999               1998               2000
                            ----------       ----------       ----------         ----------         ----------
                            (unaudited)      (unaudited)                                            (unaudited)
NET SALES                   $    1,671       $   41,338       $   90,046        $    27,063        $   136,466

COST OF GOODS SOLD                  --               40               --                 --             10,043
                            ----------       ----------       ----------         ----------         ----------
GROSS PROFIT                     1,671           41,298           90,046             27,063            126,423
                            ----------       ----------       ----------         ----------         ----------
OPERATING EXPENSES
   General and
     administrative            315,921          395,777          698,195            976,315          2,927,336
   Research and
     development                36,400           58,500           96,000             81,000            284,400
                            ----------       ----------       ----------         ----------         ----------
Total operating
   expenses                    352,321          454,277          794,195          1,057,315          3,211,736
                            ----------       ----------       ----------         ----------         ----------
LOSS FROM OPERATIONS          (350,650)        (412,979)        (704,149)        (1,030,252)        (3,085,313)
                            ----------       ----------       ----------         ----------         ----------
OTHER INCOME (EXPENSE)
   Interest income               1,429               --               --                 --              1,429
   Interest expense             (1,759)          (7,945)         (10,474)            (5,075)           (17,308)
                            ----------       ----------       ----------         ----------         ----------
Total other income
   (expense)                      (330)          (7,945)         (10,474)            (5,075)           (15,879)
                            ----------       ----------       ----------         ----------         ----------
NET LOSS                    $ (350,980)      $ (420,924)      $ (714,623)       $(1,035,327)       $(3,101,192)
                            ==========       ==========       ==========         ==========         ==========
BASIC AND DILUTED LOSS
   PER SHARE                $    (0.02)      $    (0.03)      $    (0.04)       $     (0.07)       $     (0.24)
                            ==========       ==========       ==========         ==========         ==========
WEIGHTED-AVERAGE
   COMMON SHARES
   OUTSTANDING              20,406,992       16,485,995       17,053,130         15,178,381         12,795,208
                            ==========       ==========       ==========         ==========         ==========


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                           Deficit
                                                                                                         Accumulated
                                       Common Stock               Common     Additional                  During the
                                --------------------------        Stock       Paid-In       Treasury     Development
                                   Shares          Amount       Committed     Capital        Stock         Stage            Total
                                -----------     -----------     ---------   -----------     --------     -----------     ----------
BALANCE, JULY 1, 1996                    --     $        --     $     --    $        --     $     --     $        --     $      --
INITIAL CAPITALIZATION            2,414,665           2,415                      36,013         (368)                        38,060
COMMON STOCK ISSUED FOR
  REVERSE ACQUISITION OF
  CRUX, INC                      10,000,000          10,000                     440,000                                    450,000
COMMON STOCK ISSUED FOR
  FEES RELATED TO REVERSE
  ACQUISITION OF CRUX, INC        1,000,000           1,000                      44,000                                     45,000
COMMON STOCK ISSUED FOR CASH        382,551             382                     258,903                                    259,285
NET LOSS                                                                                                    (162,988)     (162,988)
                                -----------     -----------     --------    -----------     --------     -----------     ---------
BALANCE, DECEMBER 31, 1996       13,797,216          13,797           --        778,916         (368)       (162,988)      629,357
COMMON STOCK ISSUED FOR CASH      1,032,558           1,033                     562,962                                    563,995
NET LOSS                                                                                                    (837,274)     (837,274)
                                -----------     -----------     --------    -----------     --------     -----------     ---------
BALANCE, DECEMBER 31, 1997       14,829,774          14,830           --      1,341,878         (368)     (1,000,262)      356,078
COMMON STOCK ISSUED FOR CASH        909,000             909                     327,491                                    328,400
ISSUANCE OF COMMON STOCK
  FOR SERVICES                      381,000             381                     190,119                                    190,500
NET LOSS                                                                                                  (1,035,327)   (1,035,327)
                                -----------     -----------     --------    -----------     --------     -----------     ---------
BALANCE, DECEMBER 31, 1998       16,119,774          16,120           --      1,859,488         (368)     (2,035,589)     (160,349)
COMMON STOCK ISSUED FOR CASH        565,000             565                     199,435                                    200,000


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                           Deficit
                                                                                                         Accumulated
                                       Common Stock               Common     Additional                  During the
                                --------------------------        Stock       Paid-In       Treasury     Development
                                   Shares          Amount       Committed     Capital        Stock         Stage            Total
                                -----------     -----------     ---------   -----------     --------     -----------     ----------
COMMON STOCK ISSUED
  FOR SERVICES RENDERED             706,740     $       707     $           $   240,169     $            $               $  240,876
COMMON STOCK COMMITTED
  FOR CASH                                                        100,000                                                   100,000
COMMON STOCK COMMITTED
  FOR SERVICES RENDERED                                            38,500                                                    38,500
COMMON STOCK COMMITTED FOR
  REPAYMENT OF SHORT-TERM
  LOANS                                                            30,000                                                    30,000
NET LOSS                                                                                                    (714,623)      (714,623)
                                -----------     -----------     ---------   -----------     --------     -----------     ----------
BALANCE, DECEMBER 31, 1999       17,391,514          17,392       168,500     2,299,092         (368)     (2,750,212)      (265,596)
COMMON STOCK ISSUED FOR
  (unaudited)
  CASH                            2,000,000           2,000                     498,000                                     500,000
  OFFERING COSTS                    200,000             200                     (50,730)                                    (50,530)
  SERVICES RENDERED                 100,000             100        23,500        29,900                                      53,500
ISSUANCE OF COMMITTED SHARES
  (unaudited)                       190,000             190       (62,000)       61,810                                          --
CAPITAL CONTRIBUTION
  (unaudited)                                                                    20,724                                      20,724
NET LOSS (unaudited)                                                                                        (350,980)      (350,980)
                                -----------     -----------     ---------   -----------     --------     -----------     ----------
BALANCE, JUNE 30, 2000
  (unaudited)                    19,881,514     $    19,882     $ 130,000   $ 2,858,796     $   (368)    $(3,101,192)    $  (92,882)
                                ===========     ===========     =========   ===========     ========     ===========     ==========


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                      For the
                                                                                                    Period from
                                  For the Six Months Ended           For the Year Ended            July 1, 1996
                                         June 30,                        December 31,             (Inception) to
                                ---------------------------     -----------------------------         June 30,
                                   2000             1999           1999             1998               2000
                                -----------     -----------     -----------     -------------     -------------
                                (unaudited)     (unaudited)                                        (unaudited)
CASH FLOWS FROM
OPERATING ACTIVITIES
   Net loss                      $(350,980)      $(420,924)      $(714,623)      $(1,035,327)      $(3,101,192)
   Adjustments to reconcile
     net loss to net cash
     used in operating
     activities
       Depreciation                  5,997          11,863          22,638            23,670            77,064
       Amortization of
         capitalized
         software                   45,000          45,000          90,000            90,000           307,500
       Issuance of
         common stock
         for services
         rendered                   30,000         189,000         240,876           190,500           506,376
       Issuance of
         committed
         common stock
         for services               23,500              --          38,500                --            62,000
   (Increase) decrease in
     Accounts receivable                --          11,634          21,399           (18,381)             (982)
     Inventory                          --              40          15,309                20                --
     Other receivables                  --              --              --             2,338            (2,828)
     Deposits and other
       assets                           --         (10,000)          3,802                --            (7,747)
   Increase (decrease) in
     Accounts payable             (106,804)        (27,063)        (78,481)          209,432           121,534
     Accrued payroll
       and payroll taxes           (37,930)         17,205          55,501           116,331           164,308
                                 ---------       ---------       ---------       -----------       -----------
Net cash used in
   operating activities           (391,217)       (183,245)       (305,079)         (421,417)       (1,873,967)
                                 ---------       ---------       ---------       -----------       -----------


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                   For the
                                                                                                Period from
                                For the Six Months Ended           For the Year Ended          July 1, 1996
                                       June 30,                        December 31,           (Inception) to
                              ---------------------------     ---------------------------        June 30,
                                 2000             1999           1999             1998             2000
                              -----------     -----------     -----------     -----------     -------------
                              (unaudited)     (unaudited)                                       (unaudited)
CASH FLOWS FROM
INVESTING ACTIVITIES
   Purchase of furniture
     and equipment            $  (3,885)      $    (511)      $    (510)      $  (2,948)      $  (102,474)
                              ---------       ---------       ---------       ---------       -----------
Net cash used in
   investing activities          (3,885)           (511)           (510)         (2,948)         (102,474)
                              ---------       ---------       ---------       ---------       -----------
CASH FLOWS FROM
FINANCING ACTIVITIES
   Proceeds from line of
     credit                          --              --              --          48,635            48,635
   Payments on line of
     credit                     (40,948)         (7,687)         (7,687)             --           (48,635)
   Proceeds from short-
     term loans                      --              --          30,000              --            30,000
   Proceeds from notes
     payable to
     shareholders and
     related parties                 --             900          53,365          38,700            92,065
   Payments on notes
     payable to
     shareholders and
     related parties             (1,284)             --         (56,430)             --           (57,714)
   Capital contributions         20,724              --              --              --            20,724
   Stock offering costs         (50,530)             --              --              --           (50,530)
   Proceeds from sale
     of common stock            500,000         200,000         200,000         328,400         1,889,739
   Proceeds from sale
     of committed
     common stock                    --              --         100,000              --           100,000
                              ---------       ---------       ---------       ---------       -----------
Net cash provided by
   financing activities         427,962         193,213         319,248         415,735         2,024,284
                              ---------       ---------       ---------       ---------       -----------


   The accompanying notes are an integral part of these financial statements.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (UNAUDITED), AND FOR THE PERIOD FROM JULY 1, 1996 (INCEPTION) TO JUNE 30, 2000 (UNAUDITED)

                                                                                                   For the
                                                                                                Period from
                                For the Six Months Ended           For the Year Ended          July 1, 1996
                                       June 30,                        December 31,           (Inception) to
                              ---------------------------     ---------------------------        June 30,
                                 2000             1999           1999             1998             2000
                              -----------     -----------     -----------     -----------     -------------
                              (unaudited)     (unaudited)                                       (unaudited)
Net increase (decrease)
   in cash and cash
   equivalents                 $32,860        $ 9,457          $13,659          $(8,630)          $47,843

CASH AND CASH
   EQUIVALENTS,
   BEGINNING OF
   PERIOD                       14,983          1,324            1,324            9,954                --
                               -------        -------          -------          -------           -------
CASH AND CASH
   EQUIVALENTS,
   END OF PERIOD               $47,843        $10,781          $14,983          $ 1,324           $47,843
                               =======        =======          =======          =======           =======
SUPPLEMENTAL
DISCLOSURES OF CASH
FLOW INFORMATION

   INTEREST PAID               $    --        $    --          $10,474          $ 5,075           $15,549
                               =======        =======          =======          =======           =======


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

On October 21, 1996, Ultrexx Corporation issued 10,000,000 shares of common stock valued at $450,000 for the reverse acquisition of Crux, Inc.

During the years ended December 31, 1999 and 1998, the Company issued 706,740 and 381,000 shares of common stock for services rendered valued at $240,876 and $190,500, respectively.

During the year ended December 31, 1999, the Company committed to issue 100,000 shares of common stock as repayment of short-term loans totaling $30,000. These shares were issued during the six months ended June 30, 2000.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)

NOTE 1 - DESCRIPTION OF BUSINESS

     Ultrexx Corporation ("Ultrexx"), a publicly traded corporation incorporated in the State of Utah in 1984, and its wholly owned subsidiary Crux, Inc. ("Crux"), a Washington corporation, (collectively, "the Company") is in the design and development stage of producing and marketing programming software designed for the Internet. The Company's revenue streams will be generated primarily from the sale of software packages over the Internet, as well as from contractual agreements to provide product development services.

     Crux, Inc. was formed under the laws of the State of Washington on July 1, 1996. On October 21, 1996, Ultrexx entered into an Agreement and Plan of Business Combination, whereby it acquired all of the outstanding common stock of Crux in exchange for an aggregate of 10,000,000 shares of newly issued common stock effective November 1, 1996. For accounting purposes, the transaction has been treated as a recapitalization of Crux, with Crux as the accounting acquirer (reverse acquisition), and has been accounted for in a manner similar to a pooling of interests. The operations of Ultrexx have been included with those of Crux from the acquisition date.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Ultrexx and its wholly owned subsidiary, Crux. All intercompany accounts and transactions have been eliminated.

     BASIS OF PRESENTATION

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, during the period from July 1, 1996 (inception) to December 31, 1999, the Company incurred a net loss of $2,750,212, and it had negative cash flows from operations of $1,482,750. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     BASIS OF PRESENTATION (Continued)

     Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful completion of the Company's development program and its transition to the attainment of profitable operations is dependent upon the Company achieving a level of sales adequate to support the Company's cost structure. In addition, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements and the success of its plans to sell its products. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

     Management plans to achieve a level of sales adequate to support the Company's cost structure and believes that its customer base will grow considerably once its software has become fully developed and aggressive advertising can begin.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS

     For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

     INVENTORY

     Inventory is valued at the lower of cost or market. Cost is determined using specific identification.

     FURNITURE AND EQUIPMENT

     Furniture and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives as follows:

         Furniture and fixtures                      7 years
         Computer equipment                          5 years
         Computer software and design equipment      3 to 7 years


                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     FURNITURE AND EQUIPMENT (Continued)

     Maintenance and minor replacements are charged to expense as incurred.

     DEVELOPMENT STAGE ENTERPRISE

     The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

     TREASURY STOCK

     The Company accounts for its treasury stock under the cost method, whereby purchases of treasury stock are recorded at the cost to the Company.

     LOSS PER SHARE

     The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Because the Company has incurred net losses, basic and diluted loss per share are the same.

     COMPREHENSIVE INCOME

     The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate fair values due to their short maturities. The amounts shown for line of credit and notes payable to shareholders and related parties also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

     INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes, if applicable, represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 136, "Transfers of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Others," which is effective for financial statements with fiscal years beginning after December 15, 1999. This statement is not applicable to the Company.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which is effective upon issuance. This statement is not applicable to the Company.

     In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Instruments and Certain Hedging Activities." This statement is not applicable to the Company.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

     In June 2000, the FASB issued SFAS No. 139, "Rescission of FASB Statement No. 53 and Amendments to Statements No. 63, 89, and 121." This statement is not applicable to the Company.

NOTE 3 - FURNITURE AND EQUIPMENT

     Furniture and equipment consisted of the following:

                                                             June 30,    December 31,
                                                              2000          1999
                                                           -----------   -----------
                                                           (unaudited)
         Furniture and fixtures                              $  8,335      $ 8,335
         Computer equipment                                    51,649       49,969
         Computer software and design equipment                42,492       40,285
                                                             --------      -------
                                                              102,476       98,589
         Less accumulated depreciation and amortization        77,066       71,067
                                                             --------      -------
             TOTAL                                           $ 25,410      $27,522
                                                             ========      =======


NOTE 4 - CAPITALIZED SOFTWARE

     As part of the Agreement and Plan of Business Combination between Ultrexx and Crux entered into on October 21, 1996, Ultrexx issued 10,000,000 shares of its common stock in exchange for the source code for the software product currently being marketed by Crux. The capitalized software costs were valued at $0.045 per share, the fair value of the common stock issued by Ultrexx on October 21, 1996.

     In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," capitalized software costs are amortized on a product-by-product basis. The annual amortization amount is the greater of the amount calculated using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product. The capitalized software is being amortized over an estimated useful life of five years. Amortization of the capitalized software began on February 1, 1997, the date that the software product was available for general release to customers. Amortization expense for the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 and 1999 was $90,000, $90,000,
     $45,000 (unaudited), and $45,000 (unaudited), respectively.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 5 - LINE OF CREDIT

     The Company has available a $50,000 line of credit with a bank through January 1, 2000. The line bears interest at an annual rate of 10.75% and is collateralized by the accounts receivable of the Company. As of December 31, 1999, the outstanding balance was $40,948. The Company paid off the line of credit on March 28, 2000.


NOTE 6 - NOTES PAYABLE TO SHAREHOLDERS AND RELATED PARTIES

     Notes payable to shareholders and related parties at December 31, 1999 and June 30, 2000 represent advances made to the Company from various shareholders and related parties for general operating purposes. The amounts are due in varying installments.


NOTE 7 - COMMITMENTS

     LEASES

     During the six months ended June 30, 2000, the Company entered into a lease agreement for office facilities with a third party that had purchased 1,096,786 shares of the Company's common stock for proceeds of $211,500 during the year ended December 31, 1999. This third party is also providing management support to the Company. Under the terms of the lease agreement, this third party will receive 5,000 shares of the Company's common stock per month as payment for the office space and services provided. This agreement was ended in May 2000.

     The Company has entered into a one-and-a-half-year lease agreement for the rent of its corporate offices, commencing December 17, 1999. Rent expense for this agreement for the six months ended June 30, 2000 was $8,700 (unaudited). Rent expense for the previous lease agreement of its corporate offices for the years ended December 31, 1999 and 1998 and the six months ended June 30, 1999 amounted to $58,322, $64,585, and $30,149 (unaudited), respectively.

     The Company has also entered into various month-to-month lease agreements for the rental of corporate facilities and furniture. Rent expense for these leases for the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 and 1999 amounted to $8,880, $25,066, $651
     (unaudited), and $4,633 (unaudited), respectively.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 7 - COMMITMENTS (Continued)

     LEASES (Continued)

     Future minimum lease payments under these leases are as follows:

                     Year Ending
                     December 31,
                     ------------
                         2000                $17,730
                         2001                 13,278
                         2002                  5,391
                                             -------
                        Total                $36,399
                                             =======


     LITIGATION

     The Company is currently involved in litigation with Ramanathan Krishnan ("Krishnan"), a former officer and director of the Company who remains a beneficial owner of more than 5% of the Company's outstanding common stock. The action involves Fidelity Transer Company ("Fidelity"), the Company's stock transfer agent, as the plaintiff, and the Company and Krishnan as defendants ("Fidelity Action"). Krishnan has also filed a Cross-Claim against Fidelity, the Company, and Ram Menon ("Menon"), the Company's President. The Fidelity Action is pending in the Third Judicial District Court in and for Salt Lake County, State of Utah and was commenced on November 10, 1999.

     The Fidelity Action involves a claim for declaratory relief concerning an attempted transfer of shares by Krishnan. The Company requested a temporary hold be placed on Krishnan's transfer request because of contractual and regulatory concerns regarding such transfers. Fidelity requested the court's assistance in determining its rights and obligations concerning the requested transfer. Krishnan subsequently counter-sued the Company and Menon for requesting the temporary hold on the shares and demanding immediate transfer and an unspecified amount of general and punitive damages for the delay in the transfer. The Company and Menon intend to vigorously defend Krishnan's counter-claim.

     The Company is also currently involved in a related case in Washington State. The action is pending in Washington State Superior Court, King County, and was instigated on November 4, 1999. The case was brought by an Ultrexx stockholder, Steven Frankowitz, as the plaintiff and presumes to be brought in the name of Ultrexx as a derivative action ("Washington Action"). The complaint names the following defendants: Krishnan; NetCompliance, Inc.; and NetCompliance Products and Services, Inc. Mr. Frankowitz also named Ultrexx, not only as a plaintiff, but also as a defendant in this matter. The Company has not answered the complaint and has received an open extension to answer from Mr. Frankowitz.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 7 - COMMITMENTS (Continued)

     LITIGATION (Continued)

     Mr. Frankowitz alleges against the above named defendants, except Ultrexx, the following causes of action: (1) Breach of Fiduciary Duty against Krishnan, due to allegations of self-dealing; (2) Breach of Contract against Krishnan, concerning an oral employment agreement; (3) Breach of Implied Covenant of Good Faith and Fair Dealing against Krishnan, concerning his involvement in setting up a competing business (among other claims); (4) Conversion against Krishnan and NetCompliance, Inc. for improperly taking assets belonging to the plaintiffs; (5) Waste and Theft of Corporate Opportunities against Krishnan; (6) Tortious Interference against Krishnan and NetCompliance, Inc. in that the defendants diverted corporate opportunity to themselves; (7) Fraud against Krishnan and NetCompliance, Inc.; (8) Prima Facie Tort against Krishnan and NetCompliance, Inc.; and (9) Violation of the Uniform Trade Secrets Act.


NOTE 8 - SHAREHOLDERS' DEFICIT

     During the six months ended June 30, 2000, the Company entered into a consulting agreement with the Chief Executive Officer ("CEO") of the Company. As payment for consulting services, the agreement calls for the issuance of options to purchase 1,500,000 shares of the Company's common stock. 325,500 of these options are to be issued by the Company, and the remaining 1,174,500 options are to be issued by three officers of the Company from options previously issued to those officers. All options have an exercise price of $0.18 per share, vest on May 1, 2000, and expire on December 31, 2002. The expiration date of the options may be extended at the election of the Company's Board of Directors.

     During the six months ended June 30, 2000, the Company entered into a consulting agreement with a member of the Advisory Board of the Company. As payment for consulting services, the agreement calls for the issuance of options to purchase 2,000,000 shares of the Company's common stock. 434,000 of these options are to be issued by the Company, and the remaining 1,566,000 options are to be issued by three officers of the Company from options previously issued to those officers. All options have an exercise price of $0.18 per share, vest on May 1, 2000, and expire on December 31, 2002. The expiration date of the options may be extended at the election of the Company's Board of Directors.

     During the six months ended June 30, 2000, the Company issued 2,000,000 restricted shares of common stock for proceeds of $500,000, net of issuance costs of $100,530. The issuance costs included the issuance of 200,000 restricted shares of common stock valued at $50,000.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 8 - SHAREHOLDERS' DEFICIT (Continued)

     During the six months ended June 30, 2000, the Company issued 100,000 restricted shares of common stock in exchange for services rendered valued at $30,000.


NOTE 9 - MAJOR CUSTOMERS

     During the year ended December 31, 1999, the Company did business with two customers whose sales aggregated to 74% of net sales. The Company did not have any accounts receivable from these customers at December 31, 1999.

     During the year ended December 31, 1998, the Company did business with one customer whose individual sales comprised 73% of net sales. Accounts receivable from this customer comprised 88% of net accounts receivable at December 31, 1998.


NOTE 10 - INCOME TAXES

     The current provision for income taxes is the minimum tax due to the State of Washington. The components of the Company's net deferred taxes for the year ended December 31 were as follows:

                                                              1999            1998
                                                            ---------       ---------
         Deferred tax assets
             Bad debt expense                               $      --       $  23,316
             Net operating loss carryforward                  801,482         585,849
             Other                                                272             272

         Deferred tax liabilities
             Capitalized software                            (115,668)       (154,224)
             Furniture and equipment                           (3,382)         (3,382)
                                                            ---------       ---------
                                                              682,704         451,831
         Valuation allowance                                  682,704         451,831
                                                            ---------       ---------
                  NET DEFERRED TAXES                        $      --       $      --
                                                            =========       =========


                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)


NOTE 10 - INCOME TAXES (Continued)

     The Company has established a valuation allowance based on a number of factors which impact the likelihood the deferred tax assets will be recovered, including the Company's history of operating losses. Based upon a weighting of all available evidence, management believes that there is no basis to project significant United States-sourced taxable income. Therefore, it is more likely than not that the deferred tax assets will not be realized, and a full valuation allowance has been established. The net change in the valuation allowance for the year ended December 31, 1999 was an increase of $230,873. No provision for income taxes for the years ended December 31, 1999 and 1998 is required, except for minimum state taxes, since the Company incurred losses during such years.

     As of December 31, 1999, the Company had consolidated federal and state net operating loss carryforwards of $2,148,463 and $1,073,832, respectively. These carryforwards, if unused, begin to expire in 2015.

     Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 34% to income taxes as a result of the following:

                                                                          1999         1998
                                                                         ------       ------
         Computed "expected" tax benefit                                  34.0%        34.0%
         Increase in income taxes resulting from
             Change in the beginning-of-the-year balance
                  of the valuation allowance for deferred tax
                  assets allocated to income tax expense                 (34.0)       (34.0)
                                                                         -----        -----
                      Total                                                 --%          --%
                                                                         =====        =====

     The overall effective tax rate differs from the federal statutory tax rate of 34% due to operating losses not providing benefit for income tax purposes.

NOTE 11 - RELATED PARTY TRANSACTIONS

     The Company entered into agreements with Crux Knowledgeware, Inc. and Ultrexx Solutions Pvt. Ltd., affiliated companies located in India, to conduct research and development on its products. For the years ended December 31, 1999 and 1998 and the six months ended June 30, 2000 and 1999, research and development expense paid to these affiliated companies amounted to $96,000, $81,000, $36,400 (unaudited), and $58,500 (unaudited), respectively. Accounts payable to these affiliated companies totaled $76,000 and $25,000 (unaudited) as of December 31, 1999 and June 30, 2000, respectively.

                                              ULTREXX CORPORATION AND SUBSIDIARY
                                                   (A DEVELOPMENT STAGE COMPANY)
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 DECEMBER 31, 1999 AND JUNE 30, 2000 (UNAUDITED)



NOTE 11 - RELATED PARTY TRANSACTIONS (Continued)

     During the six months ended June 30, 2000, the Company was in default on a note payable to a related party, which is secured by 500,000 shares of common stock owned by the Company's CEO. As payment for the outstanding balance of the note payable, the CEO transferred ownership of 250,000 of the shares being held as security to the lender. The remaining 250,000 shares were returned to the CEO. The CEO resigned from his position on January 24, 2000.

     During the six months ended June 30, 2000, the Company signed a letter of intent with Ultrexx Solutions Pvt. Ltd. to acquire Ultrexx India Pvt. Ltd. as a subsidiary.


NOTE 12 - YEAR 2000 ISSUE

     The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

     Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that the suppliers have all taken the necessary steps to prevent any service interruption that may affect the Company.